U.S. Stem Cell, Inc.
13794 NW 4th Street, Suite 212,
Sunrise, Florida 33325

February 8, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Ronald Alper, James Lopez, John Reynolds

Re:	Request for acceleration of the effective date of the Registration Statement on Form S-1 of U.S. Stem Cell, Inc. Filed December 14, 2015 (amended February 2, 2016) File No. 333-208539

Mr. Alper, Mr. Lopez, and Mr. Reynolds ones:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of U.S. Stem Cell, Inc. be declared effective on Thursday, February 11, 2016 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

U.S. Stem Cell, Inc. acknowledges that

•    should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 954-835-1500.

Yours truly,

/s/ Mike Tomas
Mike Tomas
Chief Executive Officer
Chief Financial Officer